FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☐	Yes ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated July 07, 2015 – Everyone’s a Winner says ARM, Freescale and Samsung as BBC Gives Away a Million Free micro:bits to Schools

2.	Press release dated July 14, 2015 – Three Weeks to go in the World’s Most Inclusive Tech Design Challenge set by UNICEF, ARM and frog

3.	Press release dated July 20, 2015 – Blocklisting Interim Review

4.	Press release dated July 23, 2015 – Transaction in Own Shares

5.	Press release dated July 24, 2015 – Transaction in Own Shares

6.	Press release dated July 27, 2015 – Transaction in Own Shares

7.	Press release dated July 27, 2015 – Global University Partners Alliance Launched by ARM in China

8.	Press release dated July 28, 2015 – Transaction in Own Shares

9.	Press release dated July 29, 2015 – Transaction in Own Shares

10.	Press release dated July 30, 2015 – ARM Expands IoT Security Capability with Acquisition of Sansa Security

11.	Press release dated July 30, 2015 – Announcement of dealings by a Director

12.	Press release dated July 30, 2015 – Transaction in Own Shares

13.	Press release dated July 31, 2015 – Transaction in Own Shares

14.	Press release dated August 3, 2015 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

Everyone's a Winner says ARM, Freescale and Samsung as BBC Gives Away a Million Free micro:bits to Schools

07 July 2015

Cambridge, UK, July 7, 2015 - ARM, Freescale and Samsung welcome the full technical launch of the BBC micro:bit pocket computer that will be given to all Year 7 children in the UK in the Autumn. The companies have supported the project from concept to reality in close partnership with the BBC's engineering teams. Find more detail on today's announcement in the BBC media centre.

Simon Segars, CEO ARM: "Technology is now as much a part of childhood as riding a bicycle or kicking a football but going from user to innovator is something we still need to encourage. The BBC and Acorn Computers, where ARM® technology was first created, came together 35 years ago to develop the BBC Micro and that inspired the engineers now at the forefront of shaping our increasingly connected world. The new BBC micro:bit has even greater potential because it can inspire boys and girls toward a career in technology at a time of unprecedented demand for science and engineering skills across all areas of the global economy."

Geoff Lees, Senior Vice President of Microcontrollers at Freescale® Semiconductor: "The Internet of Tomorrow is bringing almost limitless possibility to interact with the world around us and the new BBC micro:bit with its unique ability to detect and measure both movement and direction, as well as sensing location and surroundings, should truly encourage more young people to get involved and to experiment and create in the digital world. The BBC Make it Digital initiative is set to play a critical role in helping to unleash imagination and creativity within the next generation technology innovators and visionaries of tomorrow, and this aligns perfectly with our own commitment to world-class education in science, technology, engineering and math (STEM)."

Andy Griffiths, President of Samsung Electronics UK & Ireland: "At Samsung, we're very excited to bring the micro:bit to life with the BBC. Our engineers are enabling the micro:bit to communicate with everyday digital devices such as phones and tablets to allow young people to code inside and outside of the classroom. It's a great way to showcase the capabilities of this technology and we're looking forward to seeing how creative people can get with coding, whether that's programming their micro:bit to take a 'selfie' via their phone camera or coding it to flash when they get an incoming call, the possibilities are limitless."

Contacts:

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

Eoin Bedford
+44 (0) 20 8811 2124 / +44 (0) 7896 355 735
Racepoint Global (ARM)
eoin.bedford@racepointglobal.com

Laurent Massicot
+33 (0)1 69 10 48 05
Media Relations EMEA, Freescale
laurent.massicot@freescale.com

Jasmine Barnes
+44 207 861 3101
Good Relations PR, Samsung
jbarnes@goodrelations.co.uk

Notes to Editors:

ARM

The BBC micro:bit was created using the ARM mbed™ hardware and software development kits (HDK and SDK) and compiler services. The project builds on the organisation's collaboration on the original 1981 BBC Microcomputer.

ARM mbed software enables Lancaster University's micro:bit runtime solution and the Microsoft programming interface sits on top of mbed's professional-grade cloud compiler service, converting users' programmes into micro:bit code. These files are 'flashed' onto the device over USB or BLE for the board to run. The ARM mbed developer tools (developer.mbed.org) are available for students to take their microbit experience to the next level to develop low level programming skills.

Freescale

Freescale is responsible for supplying the accelerometer, the magnetometer, and the Micro-USB controller.

Freescale have worked on the hardware of the micro:bit. They have provided the Kinetis KL26 microcontroller that manages the micro:bit's USB connection. This allows the users to connect the micro:bit to their computers. Once connected the micro:bit will appear in a similar way to a usb drive. Users can then drag their compiled code file onto the micro:bit and run it.

Freescale have also provided the accelerometer and magnetometer motion sensors that enable the micro:bit to react to motion and the direction it's facing. These will allow children to create exciting new applications based on position and whether they shake, turn or tilt their micro:bit.

Samsung

Samsung is connecting the micro:bit to phones and tablets, so that they are able to communicate with each other. By enabling the micro:bit to tap into the functions of our everyday digital devices, it opens up a limitless possibility of imaginative uses. For example, young people could code their micro:bit to launch their phone camera remotely to take a 'selfie' at the push of a button or they could code their micro:bit to act as a remote control to play music on their phone.

Samsung will also publish an app that will support the micro:bit coding environment from mobile devices, allowing young people to program on-the-go.

Developing student projects and teacher resources for the micro:bit, Samsung will help introduce the Internet of Things and the future of connected technologies into the classroom.

About:

ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the World's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Freescale

Freescale Semiconductor (NYSE:FSL) enables secure, embedded processing solutions for the Internet of Tomorrow. Freescale's solutions drive a more innovative and connected world, simplifying our lives and making us safer. While serving the world's largest companies, Freescale is also committed to supporting science, technology, engineering and math (STEM) education, enabling the next generation of innovators. www.freescale.com.

Samsung's Citizenship Programmes

Samsung is committed to help close the digital divide and skills gap in the UK. Samsung Digital Classrooms in schools, charities/non-profit organisations and cultural partners provide access to the latest technology and the training and maintenance support necessary to help make the transition and integration of the new technology as smooth as possible. Samsung also offers qualifications and training in technology for young people and teachers through its Digital Academies in London and Birmingham. These initiatives will inspire young people, staff and teachers to learn and teach in new exciting ways and help to encourage young people into careers using technology.

Find out more: www.samsung.com/uk/citizenship.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. mbed is a trademark ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 2

Three Weeks to go in the World's Most Inclusive Tech Design Challenge set by UNICEF, ARM and frog

14 July 2015

Wearables for Good design challenge attracts over 600 registrations so far

#WearablesForGood

London/New York, July 14, 2015 - The Wearables for Good design challenge is rapidly turning into one of the most inclusive global technology races ever, attracting more than 600 registrations so far from Africa, Asia Pacific, Europe and North and South America all vying for two winning places. With the entry deadline approaching rapidly (Aug. 4), the Wearables for Good challenge website is seeing 5,000 page views per week with browsers' ages ranging from 18 to 60 years-old and a fairly even split between male and female. The challenge, coordinated by UNICEF, ARM and frog, tasks entrants with creating ideas for new and innovative wearable devices that tackle issues such as maternal and child health needs in emerging economies.

Regions involved include:

•	Africa: Egypt, Ghana, Kenya, Morocco, Nigeria, Senegal, South Africa, Tanzania, Uganda, Zimbabwe

•	Asia: China, India, Pakistan, Nepal, South Korea, Vietnam

•	Europe: UK, Germany, Italy, Netherlands, Spain

•	North America: US, Canada

•	South America: Brazil

"It is not too late to enter - we are looking for concepts that address these global issues, not final designs," said Erica Kochi, co-lead and co-founder of UNICEF Innovation. "We set up the challenge this way to make participation widely available to anyone with a good idea. The challenge itself is unique among open tech challenges both in its global reach and with the focus on creating products to save lives, help educate young people or advance their communities in some way."

"The Wearables design challenge was set to encourage a diverse group of people to create ideas for new technologies that solve a social problem," said Simon Segars, CEO, ARM. "The broad spread of people registering tells us we are succeeding. This is hugely encouraging as conceiving technologies that tackle issues such as child health and education, especially in the emerging world, demands the attention of people with an array of life and professional experience."

"We are excited to see submissions—and expressions of interest—coming from the geographies where these solutions will bring the most value and deliver the highest impact," said Fabio Sergio, vice president of Creative, frog. "This challenge offers an opportunity for local innovators to submit ideas and concepts that draw on their inherent sensitivity to the needs and aspirations of the people they are trying to help."

The applications will be reviewed by a panel of technology, design and humanitarian experts from August 4, with ten finalists shortlisted. The competition panel will assess entries on several levels including product and service design that disrupts or improves the status quo, sustainability of technology and potential impact at scale.

The 'Use Case Handbook', created by UNICEF and frog, guides the entrants and helps them structure their ideas. The handbook outlines the challenges that need to be addressed, as well as considerations, context and principles for good design.

Those ten finalists will receive about a month of coaching and mentoring to refine and resubmit their ideas. Out of the ten finalists, two winners will be selected at the end of the design challenge. Each winner will receive $15,000 funding alongside incubation and mentorship support from UNICEF, ARM and frog.

Ends

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

Dana Zucker
+1 973 462 3855
Communications Lead: UNICEF Innovation
dzucker@unicef.org

Vicky Gashe
+ 44 20 7375 6120 / 07785 468987
Senior Media & Communications Manager, UNICEF UK
vickyg@unicef.org.uk

Carrie Buchwalter & Kate Bell
+44 20 7401 8001
Kwittken, on behalf of frog
froguk@kwittken.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About UNICEF

UNICEF promotes the rights and well-being of every child, in everything we do. Together with our partners, we work in 190 countries and territories to translate that commitment into practical action, focusing special effort on reaching the most vulnerable and excluded children, to the benefit of all children, everywhere. For more information about UNICEF visit: www.unicef.org. Follow us on Twitter and Facebook.

Unicef Innovation is an interdisciplinary team of individuals around the world tasked with identifying, prototyping, and scaling technologies and practices that strengthen UNICEF's work. We build and scale innovations that improve children's lives around the world. For more information about UNICEF's work in innovation, visit: www.unicef.org/innovation and www.unicefstories.org. Follow us on Twitter.

ABOUT frog

frog is a global product strategy and design firm. Our work solves problems, anticipates the future and advances the human experience. We are more than 600 strategists, researchers, designers, and technologists who consult and partner with clients across industries. Headquartered in San Francisco, we have offices in Amsterdam, Austin, Boston, London, Milan, Munich, New York, Seattle, Shanghai and Singapore. www.frogdesign.com.

Item 3

Blocklisting Interim Review

RNS Number : 5101T

ARM Holdings PLC

20 July 2015

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	7,007,218
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	7,007,218

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Stock Option Plan
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	18,260,006
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	18,260,006

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc NQ US schemes
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	39,405,368
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	39,405,368

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	1,017,361
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,017,361

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	45,710,430
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	45,710,430

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	216,721

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	5,275,054
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	14,902
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	5,260,152

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	3,061,084
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	3,061,084

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	3,539,003
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	3,539,003

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2015

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 January 2015	To:	14 July 2015
Balance of unallotted securities under scheme(s) from previous return:	1,392,334
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	104
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,392,230

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 4

Transaction in Own Shares

RNS Number : 9563T

ARM Holdings PLC

23 July 2015

ARM Holdings plc (the 'Company')

23 July 2015

Transaction in Own Shares

The Company announces that on 23 July 2015 it purchased 73,734 of its ordinary shares through UBS Limited at a volume weighted average price of 998.4827 pence per share. The highest price paid per share was 1000.0 pence and the lowest price paid per share was 994.75 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,073,734 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,102,108.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 5

Transaction in Own Shares

RNS Number : 0892U

ARM Holdings PLC

24 July 2015

ARM Holdings plc (the 'Company')

24 July 2015

Transaction in Own Shares

The Company announces that on 24 July 2015 it purchased 200,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1013.3185 pence per share. The highest price paid per share was 1027.0 pence and the lowest price paid per share was 998.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,273,734 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,902,108.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 6

Transaction in Own Shares

RNS Number : 2214U

ARM Holdings PLC

27 July 2015

ARM Holdings plc (the 'Company')

27 July 2015

Transaction in Own Shares

The Company announces that on 27 July 2015 it purchased 200,000 of its ordinary shares through UBS Limited at a volume weighted average price of 997.5306 pence per share. The highest price paid per share was 1006.0 pence and the lowest price paid per share was 990.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,473,734 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,702,108.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 7

Global University Partners Alliance Launched by ARM in China

27 July 2015

New global initiative to create a sustainable educational ecosystem giving engineering students access to diverse, rigorous and low-cost teaching materials.

Cambridge, UK, July 27, 2015 - ARM has launched a new university alliance partnership that allows industry partners to develop high quality teaching materials based on their own technologies for engineering students around the world. The hardware and software kits will be centered around ARM teaching materials and will offer the most up-to-date professional-standard platforms and tools. The program will launch through partnerships with leading Chinese technology companies Beijing Chukong Technology Co. Ltd, the company behind Cocos2d/Cocos3d, one of the top global games engines, and GigaDevice Semiconductor (Beijing) Inc.

"This new initiative will give universities expanded access to diverse, low-cost hardware, industry-standard software tools and academically rigorous educational materials," said Khaled Benkrid, manager, Worldwide University Program, ARM. "It builds on our well-established teaching tools program but significantly enhances the range of technologies and expertise the universities will get access to. We believe this to be a necessary step as educational establishments all around the world try to cope with increasingly diverse student populations and industry demands."

This unique model will see the ARM® University Program developing core teaching materials which industry partners can easily tailor toward their own technologies. By utilizing the ARM ecosystem, the initiative will provide universities with sustainable access to diverse, low-cost, and high quality educational kits. This is a vital step to support academics as the pace of technological change exceeds their ability to keep up, especially given the pressures of balancing teaching with research.

The new alliance model will also anticipate future industry trends as the creation of teaching materials becomes an on-going collaborative enterprise across the ARM ecosystem. This will result in the production of regularly updated curricula that will allow students to maintain currency with state-of-the-art technologies. Ultimately, this will help resolve the ever-growing demand placed upon academia to produce workplace-ready graduates.

The first public members of the ARM University Program Alliance partnership are GigaDevice Semiconductor (Beijing) Inc. and Beijing Chukong Technology Co. Ltd with additional worldwide partners to follow.

"Our mobile game development industry is growing at a huge rate. Students and developers need to be exposed to the underlying technologies," said Zhiyuan Li, education director, Chukong Technology. "By being a part of this exciting ARM initiative, we will be able to utilize markets and resources beyond our own to train the next generation of mobile game developers worldwide."

"Given the huge growth of our industry in China, there is a crucial need to ensure that our graduates are equipped with the necessary skills to sustain and build upon this growth," said Alex Deng, general manager, MCUBU, GigaDevice. "We see this ARM university program alliance initiative as key to enabling this and we are very proud to be the first semiconductor company to support it."

Interested partners are invited to find out more about this initiative along with our comprehensive educational solutions at: www.arm.com/university.

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
 Director of Corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the World's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 8

Transaction in Own Shares

RNS Number : 3556U

ARM Holdings PLC

28 July 2015

ARM Holdings plc (the 'Company')

28 July 2015

Transaction in Own Shares

The Company announces that on 28 July 2015 it purchased 100,000 of its ordinary shares through UBS Limited at a volume weighted average price of 986.0555 pence per share. The highest price paid per share was 996.50 pence and the lowest price paid per share was 973.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,573,734 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,602,108.

ENDS

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END

Item 9

Transaction in Own Shares

RNS Number : 4911U

ARM Holdings PLC

29 July 2015

ARM Holdings plc (the 'Company')

29 July 2015

Transaction in Own Shares

The Company announces that on 29 July 2015 it purchased 100,000 of its ordinary shares through UBS Limited at a volume weighted average price of 993.7266 pence per share. The highest price paid per share was 1002.5 pence and the lowest price paid per share was 986.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,673,734 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,502,108.

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END

Item 10

ARM Expands IoT Security Capability with Acquisition of Sansa Security

30 July 2015

Acquisition will offer hardware and software-based security features, boosting protection for sensitive data and content on any connected device

ARM, Cambridge, U.K, July 30, 2015 - ARM has acquired Israel-based Sansa Security, a provider of hardware security IP and software for advanced system-on-chip components deployed in Internet of Things (IoT) and mobile devices. The company currently enables security in more than 150 million products a year and Sansa Security technology is deployed across a range of smart connected devices and enterprise systems. The deal complements the ARM security portfolio, including ARM® TrustZone® technology and SecurCore® processor IP. Terms have not been disclosed.

"Any connected device could be a target for a malicious attack so we must embed security at every potential attack point," said Mike Muller, CTO, ARM. "Protection against hackers works best when it is multi-layered, so we are extending our security technology capability into hardware subsystems and trusted software. This means our partners will be able to license a comprehensive security suite from a single source."

Sansa Security technology makes it easier for manufacturers to build secure products by offering a complete hardware subsystem that adds additional isolation of security operations from the main application processor. This is complemented by software components operating on top of trusted execution environments to perform security-sensitive operations. The acquisition builds upon ARM's embedded TrustZone technology, creating extra protection against malware and malicious software. It is a system-wide approach that underpins security-related chipset and trusted software needs. This enables the protection of any connected device and management of sensitive data and content.

"Our technology is already being used to protect data gathered and transmitted by a multitude of IoT and mobile devices," said Coby Sella, CEO, Sansa Security. "Joining ARM will enable us to scale the business by helping ARM's global technology partners to address their most pressing security needs. Aligning what we do with the world's leading IP company, allows us to develop our products and capability to new levels."

Ends

Notes to Editors

Security forms one of the main pillars of ARM's business. The company offers the world's most comprehensive IP security portfolio for smart connected devices. The acquisition of Sansa Security is the latest in a series of acquisitions and product launches aimed at simplifying the development and deployment of secure connected devices. Other activity in the development of ARM's IoT business during the last 12 months includes:

•	June 1, 2015: Launched a IoT sub-system IP package to de-risk the design cycle for IoT chips

•	April 16, 2015: Launched ARM Cordio®, the IT industry's first sub-one-volt self-contained radio block and related firmware to simplify radio deployment in IoT devices

•	Feb. 24, 2015: Launch the ARM mbed™ IoT starter kit to simplify the process of adding IoT capabilities and secure cloud connectivity for device manufacturers

•	Feb. 9, 2015: Announced the acquisition of Offspark to integrate the world's most pervasive embedded Transport Layer Security (TLS) solution in to the ARM mbed portfolio

•	Oct. 1, 2014: Launched ARM mbed, a new software platform and free operating system to simplify and speed up the creation and deployment of Internet of Things (IoT) products.

Sansa Security is a world-leading provider of system-wide security operating from the silicon chipset level to provisioning security in the enterprise cloud. Its technology enables the creation of secure devices through hardware security IP that complements ARM TrustZone. The company's trusted software security IP, running in TrustZone-based Trusted Execution Environments, also protects code and data assets. Sansa Security's IP will be integrated in to ARM's TrustZone and IoT portfolios.

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. mbed is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. (All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 11

Announcement of dealings by a Director

RNS Number : 6307U

ARM Holdings PLC

30 July 2015

ARM Holdings plc

30 July 2015

Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces that on 30 July 2015 Stuart Chambers, who is Chairman of the Company, purchased 10,000 shares at a price of 994.49 pence per share.  His total resultant shareholding is 40,000 shares.

ENDS

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END

Item 12

Transaction in Own Shares

RNS Number : 6385U

ARM Holdings PLC

30 July 2015

ARM Holdings plc (the 'Company')

30 July 2015

Transaction in Own Shares

The Company announces that on 30 July 2015 it purchased 100,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1001.0082 pence per share. The highest price paid per share was 1011.0 pence and the lowest price paid per share was 990.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,773,734 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,402,108.

ENDS

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END

Item 13

Transaction in Own Shares

RNS Number : 7990U

ARM Holdings PLC

31 July 2015

ARM Holdings plc (the 'Company')

31 July 2015

Transaction in Own Shares

The Company announces that on 31 July 2015 it purchased 100,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1008.6061 pence per share. The highest price paid per share was 1013.0 pence and the lowest price paid per share was 1003.00 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,873,734 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,302,108.

ENDS

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END

Item 14

Total Voting Rights

RNS Number : 8112U

ARM Holdings PLC

03 August 2015

ARM Holdings PLC

3 August 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 July 2015 consists of 1,412,175,842 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 4,873,734 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,407,302,108.

The above figure 1,407,302,108 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

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